Mail Stop 6010

February 1, 2007

Mr. Daniel L. Baxter
President and Chief Executive Officer
Kinder Travel, Inc.
1960 143rd Street
Surrey, BC
Canada V4A 7Z2

> **Re: Kinder Travel, Inc.**
> **Registration Statement on Form SB-1, Amendment 5**
> **Filed January 25, 2007**
> **File No. 333-135689**

Dear Mr. Baxter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-1

Prospectus Cover Page

1. Please disclose on the prospectus cover page that all of the company's outstanding shares are being offered in this offering.

2. Since all outstanding shares are being offered, this offering appears to be a primary offering. Please identify Mardan Consulting and Dirk Holzhauer as

underwriters on the prospectus cover page and in the Plan of Distribution section. Also, so it is clear who they are, state on the prospectus cover page that they are the selling shareholders and they are affiliates who control the company.

Plan of Distribution, page 21

3. Please clarify how it will be possible for the sellers to sell their shares in the manners identified in the bullet points, such as on "public markets or exchanges," or to market makers, as stated in the fourth paragraph, in view of the fact that they must sell the shares at a set price of $0.05. Alternatively, delete the bullet points and revise the other disclosure in this section so it reflects only the selling methods that can be done at a fixed price.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Luis Carrillo
       SteadyLaw Group, LLP
       6151 Fairmount Ave, Suite 201
       San Diego, CA 92120